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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-66772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/18 (MM/DD/YY) AND ENDING 03/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OCEANUS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

989 SIXTH AVENUE, FL 19
(No. and Street)

NEW YORK	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES CONWAY 212-509-5628
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JEROME DAVIES, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

3605 SANDY PLAINS RD	MARIETTA	GA	30066
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
JUN 0 3 2019
Washington DC
408

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Nitin Gambhir, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCEANUS SECURITIES, LLC, as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

May 30th 2019

Guillermo E. Rivera, New York, NY

Notary Public

GUILLERMO E RIVERA
Notary Public - State of New York
[illegible]773
Qualified in Bronx County
My Commission Expires Feb 24, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCEANUS SECURITIES, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED

MARCH 31, 2019

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JDCPA

Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Oceanus Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oceanus Securities, LLC (the Company) as of March 31, 2019, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Oceanus Securities, LLC as of March 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Jerome Davies, CPA, P.C.

Marietta, Georgia
May 28, 2019

OCEANUS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2019

ASSETS	
Cash	$ 901,348
Accounts Receivable (net of allowance for bad debt of $214,238)	430,008
Software marketing rights	20,000
Total assets	$ 1,351,356
LIABILITIES AND MEMBERS' EQUITY	
Accounts payable and accrued expenses	$ 19,237
Due to related party	697,065
Total liabilities	716,302
Members' equity	635,054
Total liabilities and members' equity	$ 1,351,356

See Report of Independent Registered Public Accounting Firm And
Notes to Financial Statements

OCEANUS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2019

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized on October 15, 2003 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. As a limited liability company the members' liability is limited to their investment.

The Company licenses software that provides efficient execution of securities transactions to its customers. Customers are typically broker-dealers and investment managers.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management's Review for Subsequent Events

Management has evaluated subsequent events through the date the financial statements were issued.

Revenue Recognition

The Financial Accounting Standards Board (FASB), has issued a comprehensive new revenue recognition standard that supersedes most existing recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective April 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and

- Recognition of revenue as (or when) and entity satisfies the identified performance obligation(s).

Application of the standard in 2019 using the modified retrospective approach had no effect on reported financial position, results or operations or related disclosure.

Revenues from contracts with customers includes usage charges from software licenses. The recognition and measurement of revenue is based on the assessment of individual contract terms. Usage fees are considered variable consideration as the extent of software usage is uncertain as it is dependent on the customer's needs, which is highly susceptible to factors outside the Company's influence, and provides limited predictive value. The Company believes that the performance obligation is satisfied on the service usage date, because that is when the risks and rewards of ownership have been transferred to/from the customer.

Accounts receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. At March 31, 2019 management estimates a $214,238 allowance for uncollectible accounts.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $356,104 at March 31, 2019, which exceeded required net capital of $47,753 by $308,351. The ratio of aggregate indebtedness to net capital at March 31, 2019 was 2.01 to 1.

NOTE 3 - INCOME TAXES

The Company is a limited liability company and as such, is required to file its own partnership tax return. As a result, no federal, state or local income taxes are provided as they are the responsibility of the individual members.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. The Company's parent files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2016.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company distributes licenses for software developed by one of its members, Tethys Technology, Inc. (Tethys), pursuant to an agreement. As a result, during the year ended March 31, 2019 the Company incurred $3,930,000 in licensing expenses to Tethys. As of March 31, 2019, the Company owed Tethys $697,065 for licensing fees in connection with the agreement.

The Company shares office space, personnel and other office expenses with Tethys. Tethys pays these expenses and allocates a portion of these expenses on a monthly basis to the Company. During the year ended March 31, 2019 these expenses amounted to $14,400. On the Statement of Operations these expenses are classified as allocated overhead.

The Company's operating results and financial position would differ if the aforementioned entities were autonomous.

NOTE 5- CONCENTRATIONS

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in checking and money market deposit bank accounts which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at one financial institution. As of March 31, 2019, the Company had deposits at a single financial institution that exceeded the FDIC Insurance limit.

The Company's three largest customers comprise 49% of revenue.

NOTE 6- SUBSEQUENT EVENT

On April 26, 2019, the Board of Directors resolved and the Managing Member approved a $20,507 distribution to members.